June 13, 2019

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North, Taizhou
Jiangsu, China

       Re: China SXT Pharmaceuticals, Inc.
           Registration Statement on Form F-1
           Filed May 30, 2019
           File No. 333-231839

Dear Mr. Zhou:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Exhibits

1. Please file, which may include incorporating by reference, all exhibits required by Item
       601 of Regulation S-K. For example, we note that you have not filed your memorandum and articles of association or your other material contracts. We also note that you have filed forms of certain notes and agreements. Please file execution versions with conformed signatures of all executed notes and agreements.
General

2. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.
 Feng Zhou
China SXT Pharmaceuticals, Inc.
June 13, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameFeng Zhou
                                                           Division of
Corporation Finance
Comapany NameChina SXT Pharmaceuticals, Inc.
                                                           Office of Healthcare
& Insurance
June 13, 2019 Page 2
cc:       Joan Wu, Esq.
FirstName LastName